NAME OF REGISTRANT
Templeton Income Trust
File No. 811-04706

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement GOF P13 11/16:

SUPPLEMENT DATED NOVEMBER 29, 2016
TO THE CURRENTLY EFFECTIVE PROSPECTUS
 OF
EACH OF THE LISTED FUNDS

Templeton Income Trust
Templeton Emerging Markets Bond Fund


The Prospectus is amended as follows:

I.  	For the Templeton Emerging Markets Bond Fund, the twelfth
paragraph under the "Fund Details - Principal Investment Policies and Practices" section is revised as follows:

An interest rate swap is an agreement between two parties to exchange interest rate payment obligations. Typically, one rate is based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, LIBOR, prime, commercial paper, or other benchmarks). Alternatively, both payment obligations may be based on an interest rate that changes in accordance with changes in a designated benchmark (also known as a "basis swap").
In a basis swap, the rates may be based on different benchmarks
(for example, LIBOR versus commercial paper) or on different terms of the same benchmark (for example, one-month LIBOR versus three-month LIBOR). A currency swap is generally a contract between two parties to exchange one currency for another currency at the start of the contract and then exchange periodic floating or fixed rates during the term of the contract based upon the relative value differential between the two currencies. Unlike other types of swaps, currency swaps typically involve the delivery of the entire principal (notional) amounts of the two currencies at the time the swap is entered into.


From Statement of Additional Information Supplement GOF SA1 11/16:

SUPPLEMENT DATED NOVEMBER 29, 2016
TO THE CURRENTLY EFFECTIVE STATEMENT OF ADDITIONAL INFORMATION
 OF
EACH OF THE LISTED FUNDS

Templeton Income Trust
Templeton Emerging Markets Bond Fund
Templeton Global Bond Fund
Templeton Global Total Return Fund
Templeton International Bond Fund

The Statement of Additional Information is amended as follows:

I.	For all Funds, the "Goals, Strategies and Risks - Glossary of
Investments, Techniques, Strategies and Their Risks - Derivative instruments - Interest rate swaps" section is replaced with the following:

Interest rate swaps. An interest rate swap is an agreement between two parties to exchange interest rate payment obligations. Typically, one party's obligation is based on an interest rate fixed to maturity while the other party's obligation is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, the London Interbank Offered Rate (LIBOR), prime rate, commercial paper rate, or other benchmarks). Alternatively, both payment obligations may be based on an interest rate that changes in accordance with changes in a designated benchmark (also known as a "basis swap"). In a basis swap, the rates may be based on different benchmarks (for example, LIBOR versus commercial paper) or on different terms of the same benchmark (for example, one-month LIBOR versus three-month LIBOR). Each party's payment obligation under an interest rate swap is determined by reference to a specified "notional" amount of money. Therefore, interest rate swaps generally do not involve the delivery of securities, other underlying instruments, or principal amounts; rather they entail the exchange of cash payments based on the application of the designated interest rates to the notional amount. Accordingly, barring swap counterparty or FCM default, the risk of loss in an interest rate swap is limited to the net amount of interest payments that the Fund is obligated to make or receive (as applicable), as well as any early termination payment payable by or to the Fund upon early termination of the swap.

By swapping fixed interest rate payments for floating payments, an interest rate swap can be used to increase or decrease the Fund's exposure to various interest rates, including to hedge interest rate risk. Interest rate swaps are generally used to permit the party seeking a floating rate obligation the opportunity to acquire such obligation at a rate lower than is directly available in the credit markets, while permitting the party desiring a fixed-rate obligation the opportunity to acquire such a fixed-rate obligation, also frequently at a rate lower than is directly available in the credit markets. The success of such a transaction depends in large part on the availability of fixed-rate obligations at interest (or coupon) rates low enough to cover the costs involved. Similarly, a basis swap can be used to increase or decrease the Fund's exposure to various interest rates, including to hedge against or speculate on the spread between the two indexes, or to manage duration. An interest rate swap transaction is affected by changes in interest rates, which, in turn, may affect the prepayment rate of any underlying debt obligations upon which the interest rate swap is based.